United States securities and exchange commission logo





                         January 6, 2023

       Frank Lazaran
       President and Chief Executive Officer
       The Alkaline Water Company Inc.
       8541 E Anderson Drive, Suite 100
       Scottsdale, AZ 85255

                                                        Re: The Alkaline Water
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2022
                                                            File No. 333-269044

       Dear Frank Lazaran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Virgil Hlus